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December 13, 2024
CONFIDENTIAL AND PROPRIETARY
DELIVERY VIA SECURE FILE TRANSFER
Ms. Mindy Hooker & Mr. Hugh West
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Joby Aviation, Inc.
Form 10-K for Fiscal Year Ended December 31, 2023
File No. 001-39524
Dear Ms. Hooker & Mr. West:
On behalf of Joby Aviation, Inc. (the “Company”), we are writing this letter in response to the comments (the “Comments”) received by the Company from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated December 5, 2024 in connection with the Company’s Form 10-K for the fiscal year ended December 31, 2023 (File No. 001-39524) (the “Form 10-K”).
Set forth below are the Company’s responses to the Comments (the “Response”). For the Staff’s convenience, the Comments are set forth below in italics. We have enclosed with this Response a FOIA Confidential Treatment Letter.
* * * * *
[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the SEC pursuant to 17 C.F.R. § 200.83
Confidential Treatment Requested by Joby Aviation, Inc.

December 13, 2024 Page 2
1.Please provide a detailed legal analysis regarding whether the Company and each of its subsidiaries meets the definition of an “investment company” under Section 3(a)(1)(C) of the Investment Company Act of 1940. Please include in your analysis all relevant calculations under Section 3(a)(1)(C) as of the most recent fiscal quarter end, identifying each constituent part of the numerators and denominators. Please also describe and discuss any substantive determinations and/or characterizations of assets that are material to your calculations.
The Company respectfully acknowledges the Staff’s comment and advises the Staff that neither the Company nor any of its subsidiaries is an “investment company” under Section 3(a)(1)(C) of the Investment Company Act of 1940, as amended (the “1940 Act”), because the Company and each of its subsidiaries meets the requirements under Section 3(a)(1)(C) or under Section 3(c)(12) and/or qualifies for the safe harbor from “investment company” status provided in Rule 3a-8 under the 1940 Act. The Company provides an analysis of each of Section 3(a)(1)(C), Section 3(c)(12) and Rule 3a-8 under the 1940 Act below.
A.Section 3(a)(1)(C)
Section 3(a)(1)(C) of the 1940 Act defines an “investment company” as any company that [1] is in the business of investing, reinvesting, owning, holding, or trading in securities and [2] owns or proposes to acquire “investment securities” having a value exceeding 40% of its total assets (other than U.S. government securities and cash items) on an unconsolidated basis (such second prong, the “40% Test”). For purposes of the 40% Test, direct voting interests in majority-owned subsidiaries that neither are “investment companies” under the 1940 Act nor rely on a “private fund” exclusion from the definition of an “investment company” provided by Section 3(c)(1) or Section 3(c)(7) of the 1940 Act are excluded from the definition of investment securities and instead are considered as operational assets that are included in the total assets of the issuer.1
i.Section 3(a)(1)(C) – Engaging in the Business of Investing, Reinvesting, Owning, Holding, or Trading in Securities
With respect to the first prong of Section 3(a)(1)(C), neither the Company nor any of its subsidiaries is in the business of investing, reinvesting, owning, holding, or trading in securities, because they each have been collectively engaged in the business of developing an all-electric, vertical take-off and landing (“eVTOL”) air taxi. The Company respectfully directs the Staff to the analysis set forth in response to comment 2 below concerning the business of the Company and its subsidiaries.
ii.Section 3(a)(1)(C) – 40% Test
The Company is a holding company engaged in business exclusively through a total of one direct and sixteen indirect operating subsidiaries [***] (collectively, the “Operating
1 See 1940 Act Section 3(a)(2) (defining “investment securities” as used in Section 3 of the 1940 Act).
[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the SEC pursuant to 17 C.F.R. § 200.83
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December 13, 2024 Page 3
Subsidiaries”). Appendix A hereto includes a list of the Company’s Operating Subsidiaries and a chart showing the Company’s legal structure.2 Each of the Operating Subsidiaries is wholly owned, either directly or indirectly, by the Company.3 As of September 30, 2024 (the Company’s most recent fiscal quarter end), the Company’s sole asset on an unconsolidated basis was its interest in Joby Aero, Inc. (“Legacy Joby”), its wholly owned subsidiary. Accordingly, whether the Company is an investment company under the 40% Test depends primarily on whether Legacy Joby and any of its subsidiaries meet the definition of investment company or rely on one of the 1940 Act’s private fund exclusions.
Legacy Joby is the only Operating Subsidiary that owns any investment securities (each such Operating Subsidiary that is a subsidiary of Legacy Joby, a “Legacy Joby Subsidiary”). Under the 40% Test, therefore, the ratio of investment securities to total assets (less U.S. government securities and cash items) on an unconsolidated basis (the “Asset Ratio”) of each Legacy Joby Subsidiary is 0%, and no Legacy Joby Subsidiary is an “investment company” as defined in Section 3(a)(1)(C) of the 1940 Act.4
2 Note that the number of subsidiaries referenced in Exhibit 21.1 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, is fewer than the number of entities listed in Appendix A, as the Company has omitted subsidiaries that are not, in the aggregate, “significant” from Exhibit 21.1 as permitted by Item 601(b)(21)(ii) of Regulation S-K, but has listed all of its subsidiaries in Appendix A.
3 [***].
4 As discussed above, the 40% Test also includes investment securities that an issuer “proposes to acquire.” No Legacy Joby Subsidiary currently proposes to acquire investment securities.
[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the SEC pursuant to 17 C.F.R. § 200.83
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December 13, 2024 Page 4
With respect to Legacy Joby, the Company has determined that unconsolidated Legacy Joby’s Asset Ratio exceeds 40% as follows:

	Balance Sheet Amount as of September 30, 2024 (in thousands)	1940 Act Categorization
Cash items	$ [***]	Cash
Restricted Cash	[***]	Cash
Short-term marketable securities	[***]	Investment Securities
Non-interest bearing, ordinary course intercompany and other receivables	[***]	Operating assets
Interest-bearing intercompany receivables	[***]	Investment Securities
Prepaid expenses	[***]	Operating assets
Property and equipment, net	[***]	Operating assets
Operating lease right-of-use assets	[***]	Operating assets
Intangible assets	[***]	Operating assets
Goodwill	[***]	Operating assets
Investments in majority-owned subsidiaries	[***]	Operating assets
Other assets[5]	[***]	Operating assets
Total assets	$ [***]

As of September 30, 2024 (in thousands, except percentage)
Total Assets Less Cash [Denominator]	$ [***]
Investment Securities [Numerator]	$ [***]
40% Test Asset Ratio	67%
However, as described more fully below, Legacy Joby is not an “investment company” under Section 3(a)(1)(C) of the 1940 Act because it qualifies for the non-exclusive safe harbor from the definition of “investment company” for certain “research and development” companies provided by Rule 3a-8 under the 1940 Act (any such company relying on Rule 3a-8, an “R&D Company”). [***]. Accordingly, neither Legacy Joby nor any Legacy Joby Subsidiary relies on a “private fund” exclusion from the definition of an “investment company” provided in Section 3(c)(1) or Section 3(c)(7) of the 1940 Act, and as a result, the Company’s interest in Legacy Joby is not an “investment security” within the meaning of the 1940 Act.
In light of the foregoing analysis, the Company’s interest in Legacy Joby is attributed to the Company’s total assets but not to its investment securities in determining the Asset Ratio of the Company. Based on the Company’s assets as of September 30, 2024, on an unconsolidated basis, investment securities account for 0% of the Company’s total assets exclusive of U.S. government securities and cash items.
5 Primarily Uber acquisition related contractual agreement asset, disclosed in Note 5 of the financial statements included in the Form 10-K.
[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the SEC pursuant to 17 C.F.R. § 200.83
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December 13, 2024 Page 5
B.Rule 3a-8
Each of the Company and Legacy Joby is not an “investment company” under Section 3(a)(1)(C) of the 1940 Act in reliance on the non-exclusive safe harbor from the definition of “investment company” for R&D Companies provided by Rule 3a-8 under the 1940 Act. Consistent with the purpose of the Rule 3a-8 safe harbor, the Company and Legacy Joby have a need to maintain liquid capital in order to fund their research and development activities. The Company and Legacy Joby rely on Rule 3a-8 in order to make investments in capital preservation investments, which typically allow for a marginally higher rate of return than cash and U.S. government securities at an acceptable level of risk. Consequently, Legacy Joby’s investment securities may exceed the 40% Test at any given time without sacrificing its ability to manage its liquid assets in a prudent manner by investing in capital preservation investments.
Under Rule 3a-8, an issuer will not be deemed to be an “investment company” if the following requirements, among others, are satisfied:6
•For the last four fiscal quarters combined:
◦Research and development expenses7 are a substantial percentage of its total expense for the same period;
◦Net income derived from investments in securities does not exceed twice the amount of research and development expenses;
◦Expenses for investment advisory and management activities, investment research and custody (“Investment-Related Expenses”) do not exceed 5% of total expenses;
•All investments in securities are “capital preservation investments,” except that (i) no more than 10% of the issuer’s total assets consist of “other investments,” or (ii) no more than 25% of the issuer’s total assets consist of “other investments” if at least 75% of such other investments are investments made pursuant to a collaborative research and development arrangement;
•The issuer does not hold itself out as being engaged in the business of investing, reinvesting or trading in securities, and it is not a “special situation investment company”;
6 Note that the relevant consolidated financial information of the Company and Legacy Joby for purposes of Rule 3a-8 are the same. Accordingly, we have not provided a separate analysis for each such entity, as the analysis is identical for both entities.
7 Under Rule 3a-8, “research and development expenses” means research and development costs as defined in FASB ASC Topic 730, Research and Development, as currently in effect or as it may be subsequently revised.
[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the SEC pursuant to 17 C.F.R. § 200.83
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•The issuer is primarily engaged in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities, as evidenced by: (i) the activities of its officers, directors and employees, (ii) its public representations of policies, (iii) its historical development, and (iv) an appropriate resolution of its board of directors, which resolution or action has been recorded contemporaneously in its minute books or comparable documents; and
•The issuer’s board of directors has adopted a written investment policy with respect to its capital preservation investments.
i.Rule 3a-8 Financial Tests
The Company’s and Legacy Joby’s R&D Expenses are a substantial percentage of their total expenses.
The term “substantial” is not defined under Rule 3a-8; however, the Staff has stated that a ratio of R&D Expenses to total expenses greater than or equal to 20% will generally be considered a substantial percentage where an issuer otherwise meets the requirements of Rule 3a-8.8 Based on such guidance, each of the Company’s and Legacy Joby’s R&D Expenses9, for the last four fiscal quarters combined on a consolidated basis with its wholly owned subsidiaries, constitute a substantial percentage of its total expenses (inclusive of costs of revenue10) over the same period.
The Company’s and Legacy Joby’s R&D Expenses as a percentage of total expenses comprise the following for the four quarters ended September 30, 2024 on a consolidated basis:

Four Quarters Ended September 30, 2024 (in thousands, except percentage)
R&D Expenses	$456,894
Total Expenses	$576,232
Ratio	79%
Each of the Company and Legacy Joby meet this requirement of Rule 3a-8, as each had R&D Expenses that exceeded 20% of its total expenses for the last four fiscal quarters combined.
8 See Cooley Godward Kronish LLP, SEC Staff No-Action Letter (July 12, 2007).
9 The Company’s research and development expenses consist primarily of personnel expenses, including salaries, benefits, and stock-based compensation, costs of consulting, equipment and materials, depreciation and amortization and allocations of overhead, including rent, information technology costs and utilities incurred in connection with the design, development and testing of the Company’s eVTOL air taxi. The Company’s R&D Expenses comply with Rule 3a-8(b)(9).
10 See Applied Materials, Inc., Investment Company Act Rel. No. 27064 (Sept. 13, 2005) (application for exemptive order).
[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the SEC pursuant to 17 C.F.R. § 200.83
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Each of the Company’s and Legacy Joby’s net income derived from investments in securities did not exceed twice the amount of its R&D Expenses for the four quarters ended September 30, 2024.
To rely on Rule 3a-8, an issuer’s net income derived from investments in securities, for the last four fiscal quarters combined, must not exceed twice the amount of its R&D Expenses for the same period.
Each of the Company’s and Legacy Joby’s net income derived from investments in securities as a percentage of R&D Expenses consisted of the following for the four quarters ended September 30, 2024:

Four Quarters Ended September 30, 2024 (in thousands)
Net Income from Securities Investments	$ [***]
R&D Expenses	$456,894
2x R&D Expenses	$913,788
Each of the Company and Legacy Joby meets this requirement of Rule 3a-8, as its net income derived from investments in securities was less than twice the amount (or 200%) of R&D Expenses for the four quarters ended September 30, 2024.
Each of the Company’s and Legacy Joby’s Investment-Related Expenses were less than 5% of its total expenses for the four quarters ended September 30, 2024.
Reliance on Rule 3a-8 also requires that an issuer’s Investment-Related Expenses, for the last four fiscal quarters combined, do not exceed 5% of its total expenses for the same period. Investment-Related Expenses include the investment advisory fees paid by the issuer to its outside investment managers.
Each of the Company’s and Legacy Joby’s Investment-Related Expenses as a percentage of its total expenses consisted of the following for the four quarters ended September 30, 2024:

Four Quarters Ended September 30, 2024 (in thousands, except percentage)
Investment-Related Expenses	$ [***]
Total Expenses	$576,232
Ratio	less than 1%
Each of the Company and Legacy Joby meets this requirement of Rule 3a-8, as each had Investment-Related Expenses that were less than 5% of total expenses for the four quarters ended September 30, 2024.
[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the SEC pursuant to 17 C.F.R. § 200.83
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The Company’s and Legacy Joby’s investments in securities are capital preservations investments.
Under Rule 3a-8, an issuer’s investments in securities11 must be capital preservation investments, which, pursuant to Rule 3a-8, include investments made to conserve capital and liquidity until the funds are used for the company’s primary business; provided that “other investments,” which are investments in any securities that do not qualify as capital preservation investments, compose no more than 10% of an issuer’s total assets (or 25% of the issuer’s total assets if at least 75% of such other investments are investments made pursuant to a collaborative research and development arrangement). Although Rule 3a-8 does not enumerate specific investments as capital preservation investments, the Staff has indicated that capital preservation investments generally (1) are liquid in that such investments can be readily sold to support the company’s research and development activities, as necessary; (2) present limited credit risk; and (3) are not speculative.12
The Company’s and Legacy Joby’s investments in securities consist primarily of (1) corporate debt securities and commercial paper rated at least A-/A-3 by at least one Nationally Recognized Statistical Rating Organization (“NRSRO”); (2) U.S. government and agency securities; (3) money market funds that have at least $1 billion in assets and are rated AAA or equivalent; and (4) asset-backed securities that are rated AAA or equivalent.
Accordingly, the Company’s and Legacy Joby’s investment portfolio is highly liquid, does not present a significant credit risk, and is not speculative. The average maturity of the portfolio was approximately five months as of September 30, 2024. Under the Company’s Investment Policy Statement (the “Investment Policy”), described below, the weighted average maturity for all portfolios combined will be no greater than twenty-four months. The maximum maturity of any particular security in the portfolio shall not exceed sixty months.
Moreover, the Investment Policy requires securities with short-term credit ratings to be rated, at a minimum, A-2/P-2/F2 by at least two of three NRSROs, specifically Standard & Poor’s, Moody’s or Fitch. In addition, securities with a long-term credit rating must be rated, at a minimum, A- or A3 by at least one NRSRO. The Company and Legacy Joby selected these criteria for the capital preservation investments because such instruments have sufficient liquidity to be sold to support the Company’s and Legacy Joby’s research and development activities. Such instruments carry with them limited credit risk based on the required credit
11 Under Rule 3a-8, “investments in securities” means all securities other than securities issued by majority-owned subsidiaries and companies controlled primarily by the issuer that conduct similar types of businesses, through which the issuer is engaged primarily in a business other than that of investing, reinvesting, owning, holding, or trading in securities. Because all of the Legacy Joby Subsidiaries are wholly owned and no Legacy Joby Subsidiary holds investment securities, this discussion excludes Legacy Joby’s investments in the Legacy Joby Subsidiaries.
12 See SEC, Certain Research and Development Companies, Investment Company Act Release No. 26077, 68 Fed. Reg. 37046, 37048 (June 20, 2003).
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ratings. For these reasons the Company and Legacy Joby believe that the instruments they acquire in accordance with the Investment Policy qualify as capital preservation investments.
For the foregoing reasons, each of the Company and Legacy Joby believes that on a consolidated basis with its wholly owned subsidiaries its investments in securities consist entirely of securities that qualify as capital preservation investments and that it has no investments in “other investments” as of September 30, 2024. Accordingly, each of the Company and Legacy Joby believes that it complies with the requirements set out under of Rule 3a-8(4).
ii.Written Investment Policy
The Company’s Board has adopted a written investment policy for the Company’s capital preservation investments in compliance with Rule 3a-8. The Investment Policy states that the Company’s investment objectives are to:
1)Preserve principal;
2)Maintain liquidity that is sufficient to meet operational and capital needs and support the Company’s research and development activities;
3)Minimize risk of the invested capital (including credit risk, interest rate risk and concentration risk);
4)Minimize the Company’s exposure to potential federal, state and international tax liability by maintaining a portfolio of tax-efficient investments; and
5)Subject to the foregoing, seek to generate a reasonable return consistent with the conservation of capital, given the risk and liquidity guidelines set forth in the Investment Policy.
The Investment Policy also lists the investments in which the Company is permitted to invest, based on its investment objectives. These investments include all the instruments in the Company’s portfolio discussed above. The Company reviews its investments at least quarterly to ensure compliance with the Investment Policy.
iii.Holding Out and Special Situation Investment Company
Neither the Company nor Legacy Joby holds itself out as being engaged in the business of investing, reinvesting, or trading in securities.
An issuer relying on the safe harbor of Rule 3a-8 may not hold itself out as being engaged in the business of investing, reinvesting, or trading in securities.
[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the SEC pursuant to 17 C.F.R. § 200.83
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Neither the Company nor Legacy Joby has represented that it is involved in any business other than developing an eVTOL air taxi, which it intends to operate in cities around the world. The Company has consistently stated in its filings with the SEC, press releases, other public statements, website and promotional materials that it is in the business of developing an eVTOL air taxi. The Company does not make public representations regarding its investments in securities except as required by its obligation to file periodic reports to comply with federal securities laws and other applicable laws, and the Company has consistently emphasized operating results and has never emphasized either its investment income or the possibility of significant appreciation from its cash management investment strategies as a material factor in its business or future growth. In addition, investors and the investment media outlets do not evaluate the Company based on its underlying securities positions. Instead, research reports and analysis of the Company focus on its progress in developing and certifying the aircraft it will use to provide its air taxi service.
Neither the Company nor Legacy Joby is a Special Situation Investment Company.
An issuer relying on the safe harbor of Rule 3a-8 is not permitted to be a special situation investment company. The SEC has stated that “[s]pecial situation investment companies are companies which secure control of other companies primarily for the purpose of making a profit in the sale of the controlled company’s securities.”13 Each of the Company and Legacy Joby does not intend to acquire and has not acquired or otherwise secured control of any other company in order to profit on the future sale of such acquired or controlled company.
iv.Conducting Business
An issuer relying on Rule 3a-8 is required to be primarily engaged, directly or indirectly, in a business other than that of investing, reinvesting, owning, holding, or trading in securities, as evidenced by (1) the activities of its officers, directors and employees; (2) its public representations of policies; (3) its historical development; and (4) appropriate resolutions of its Board. With respect to items (1)-(3), the Company respectfully directs the Staff to the analysis set forth in response to comment 2 below. With respect to item (4), the Board has adopted appropriate resolutions for reliance on Rule 3a-8.
C.[***]
[***].
13 SEC, Certain Prima Facie Investment Companies, 44 Fed. Reg. 66608, 66610 at n.20 (Nov. 20, 1979).
[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the SEC pursuant to 17 C.F.R. § 200.83
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2.Please provide a detailed legal analysis regarding whether the Company (and its subsidiaries) meets the definition of an “investment company” under Section 3(a)(1)(A) of the Investment Company Act of 1940. In your response, please address, in detail, each of the factors outlined in Tonopah Mining Company of Nevada, 26 SEC 426 (1947) and provide legal and factual support for your analysis of each such factor.
The Company respectfully acknowledges the Staff’s comment. Neither the Company nor any of its subsidiaries is an investment company under Section 3(a)(1)(A) of the 1940 Act because they are not, and do not hold themselves out as being, primarily engaged in the business of investing, reinvesting, or trading in securities. Since its inception, the Company and its subsidiaries have been primarily engaged in the business of developing an eVTOL air taxi.
The Company has set forth below its analysis for the Company and its subsidiaries for each of the factors outlined in Tonopah Mining Company of Nevada, 26 SEC 426 (1947) (“Tonopah Test”) as follows:
A.Historical Development
The Company, through its subsidiaries, is developing an eVTOL air taxi, which it intends to operate in cities around the world. The Company’s mission is to help the world connect faster and more easily with the people and places that matter most by delivering a new form of clean, fast, quiet and convenient aerial transportation service.
•2009: A small team of seven engineers founded the Company’s business in Santa Cruz, California.
•2012: The Company was selected to collaborate with NASA on several electric flight projects, including NASA’s experimental, all-electric aircraft, the X-57, and the Leading Edge Asynchronous Propeller Technology project.
•2015: The Company flew its current configuration of its aircraft as a subscale demonstrator for the first time.
•2016: Joby Aviation, LLC was converted to a Delaware corporation and renamed Joby Aero, Inc. on November 21, 2016.
•2017: The Company’s first full-scale demonstrator took flight.
•2019: The Company’s pre-production prototype began a flight-testing program. Toyota became a strategic investor in the Company.
•2020: The Company became the first eVTOL company to receive airworthiness approval from the U.S. Air Force (“USAF”) in December 2020. The Company deepened its partnership with Uber, agreeing to integrate its aerial ridesharing service
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into the Uber app, and vice versa, across all U.S. launch markets. Uber increased its investment in the Company, and the Company acquired Uber’s Elevate division. The Company also signed an initial Stage 4 “G-1” certification basis with the U.S. Federal Aviation Administration (“FAA”), having received an initial Stage 2 G-1 from the agency in 2019. This document lays out a clear path to certifying the Company’s aircraft for commercial flights.
•2021: In August 2021, Legacy Joby and Reinvent Technology Partners, a Cayman Islands exempted company and special purpose acquisition company (“RTP”), completed a merger and other transactions pursuant to which a subsidiary of RTP was merged with and into Legacy Joby. Legacy Joby survived as a wholly owned subsidiary of RTP. At that time, the Company became listed on the New York Stock Exchange (NYSE: JOBY). The Company also built a second pre-production prototype and completed its first FAA production conformity inspection.
•2022: The Company received a Part 135 Air Carrier Certificate, which allows it to operate a commercial air taxi service. In partnership with NASA, the Company ran tests on the noise footprint of the aircraft. The Company signed a multi-year, multi-city partnership with Delta Air Lines.
•2023: Through 2023, the Company has flown more than 30,000 miles using its prototype aircraft. The Company also launched production at its Pilot Production Plant in Marina, California, with the first aircraft rolling off the line in June to begin flight testing. The Company announced plans to build its first scaled production site in Dayton, Ohio. The 140-acre site at Dayton International Airport will be capable of delivering up to 500 aircraft per year when fully developed. The Company also made its first delivery to USAF as part of its contract to deliver and operate aircraft for the U.S. Department of Defense (“DOD”). In November 2023, the Company completed its first urban flight exhibition at an event in New York City.
•2024: The Company continued to make progress towards certification of its aircraft. Additionally, the Company rolled its second and third aircraft off the production line, announced an additional $500 million investment commitment from Toyota, and flew a demonstration flight in Japan.
The Company is currently in the process of certifying its aircraft with the FAA. This involves a rigorous process of design, testing, verification and quality control. The Company has also begun working with regulators in other countries, including the United Kingdom, Japan, South Korea and the United Arab Emirates to pursue commercialization opportunities in those markets.
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The Company plans to manufacture, own and operate its aircraft, building a vertically integrated transportation company that will deliver transportation services to customers, including government agencies such as the USAF through sales or contracted operations and to individual end-users through a convenient app-based aerial ridesharing service. The Company began initial service operations with DOD in September 2023 and is targeting commercial passenger operations as early as the end of 2025.
B.Public Representations of Policy
The Company has consistently stated in its filings with the SEC, press releases, other public statements, website and promotional materials that it is in the business of developing an eVTOL air taxi. The Company does not make public representations regarding its investment securities except as required by its obligation to file periodic reports to comply with federal securities laws and other applicable law. The Company’s public representations emphasize its operating results and do not emphasize either its investment income or the possibility of significant appreciation from its cash management investment strategies as a material factor in its business or future growth. The Company does not hold itself out to the public, through press releases, public statements, or in any other manner, as an investment company within the meaning of the 1940 Act or as engaging in the business of investing, reinvesting, owning, holding, or trading in securities.
In addition, no subsidiary holds itself out to the public, through press releases, public statements, or in any other manner, as an investment company within the meaning of the 1940 Act or as engaging in the business of investing, reinvesting, owning, holding, or trading in securities.
C.Activities of Officers and Directors
The Company’s directors spend substantially all their time as directors for the Company overseeing the Company’s business of developing and certifying an eVTOL air taxi and obtaining the relevant regulatory approvals for its operating business. The Company’s executive officers spend substantially all their time managing the Company’s operating business. These activities include, among others, research and development, manufacturing, preparing for commercial launch, recruiting, operations, finance, accounting, corporate development, interacting with regulators and legal services. The Chief Financial Officer and a limited number of employees who report to the Chief Financial Officer spend a limited amount of time on matters relating to the management of the Company’s investment securities. None of the Company’s executive officers, other than the Chief Financial Officer, spend time monitoring cash balances and managing short-term investment securities. The Audit Committee of the Board oversees the Company’s holdings of investments; however, these discussions are primarily focused on capital preservation, not on generating income through investment activity.
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In addition, the directors and executive officers of each subsidiary oversee the Company’s operating business and none of them spend any time, in such capacities, monitoring and managing investment securities.
D.Nature of Assets
On an unconsolidated basis, the Company’s sole asset is its interest in Legacy Joby, which accounts for 100% of the outstanding voting securities of Legacy Joby. Legacy Joby is an R&D Company that relies on Rule 3a-8 of the 1940 Act and, as a result, is not an “investment company” under the 1940 Act. Consequently, the Company’s interest in Legacy Joby is not an investment security under the 1940 Act because Legacy Joby is not an investment company and does not rely on a “private fund” exception from the definition of an “investment company” under either Section 3(c)(1) or Section 3(c)(7) of the 1940 Act. Accordingly, investment securities represent 0% of the of the Company’s total assets (excluding U.S. government securities and cash items) on an unconsolidated basis.
With respect to the nature of the Company’s assets on a consolidated basis, as of September 30, 2024, the Company held approximately $558 million in investment securities (excluding government securities and cash items), representing approximately 58% of the Company’s total assets (excluding U.S. government securities and cash items). All the Company’s investment securities are held in investment grade capital preservation investments, primarily in (1) corporate debt securities and commercial paper rated at least A-/A-3 by at least one NRSRO; (2) U.S. government and agency securities; (3) money market funds that have at least $1 billion in assets and are rated AAA or equivalent; and (4) asset-backed securities that are rated AAA or equivalent. The Investment Policy notes that the Company’s primary objectives when investing corporate working capital are to:
1)Preserve principal;
2)Maintain liquidity that is sufficient to meet operational and capital needs and support the Company’s research and development activities;
3)Minimize risk of the invested capital (including credit risk, interest rate risk and concentration risk);
4)Minimize the Company’s exposure to potential federal, state and international tax liability by maintaining a portfolio of tax-efficient investments; and
5)Subject to the foregoing, seek to generate a reasonable return consistent with the conservation of capital, given the risk and liquidity guidelines set forth in the Investment Policy.
[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the SEC pursuant to 17 C.F.R. § 200.83
Confidential Treatment Requested by Joby Aviation, Inc.

December 13, 2024 Page 15
E.Sources of Income
On an unconsolidated basis, the Company does not generally receive any income.
On a consolidated basis, the Company has carried net operating losses for the four quarters ending September 30, 2024. This is typical for research and development-focused technology companies awaiting regulatory approval in order to begin selling their products and services in their target markets. Consequently, the Company believes that income is not the most relevant determinant of the Company’s status as an operating company. On a consolidated basis, the Company primarily generates its income from its capital preservation investments, including from its cash, cash equivalents and investments in marketable securities, sales contracts and grant revenue. The Company earned approximately $ [***] in net income from securities investments for the four quarters ending September 30, 2024 all of which was derived from investment grade capital preservation investments. In addition, the Company earned approximately $1 million in revenue from government contracts and grants over the same period.
In addition, each of the Company’s Operating Subsidiaries receives funding for its operations primarily from Legacy Joby and does not hold any investment securities.
As described in the above five-factor analysis under the Tonopah Test, the Company and each of its subsidiaries is primarily engaged in the non-investment company business of developing an eVTOL air taxi. As a result, neither the Company nor any of its subsidiaries is an investment company under Section 3(a)(1)(A) of the 1940 Act. In addition, each of the Company and Legacy Joby qualifies for the non-exclusive safe harbor from the definition of “investment company” under Section 3(a)(1)(A) of the 1940 Act provided by Rule 3a-8 of the 1940 Act. The Company respectfully directs the Staff to the analysis of Rule 3a-8 set forth in its response to comment 1.
[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the SEC pursuant to 17 C.F.R. § 200.83
Confidential Treatment Requested by Joby Aviation, Inc.

December 13, 2024 Page 16
If you have any questions related to the above, please contact Ross McAloon by email at Ross.McAloon@lw.com or by telephone at (714) 755-8501, Laura Ferrell by email at Laura.Ferrell@lw.com or by telephone at (312) 876-7616, or Joel Cavanaugh by email Joel.Cavanaugh@lw.com or by telephone at (202) 637-3399, at your convenience.

Regards,

/s/ Ross McAloon

Ross McAloon
of LATHAM & WATKINS LLP
Enclosures

cc:	FOIA Office, Attn: FOIA/Privacy Act Branch Chief,
United States Securities and Exchange Commission (without enclosures)
[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the SEC pursuant to 17 C.F.R. § 200.83
Confidential Treatment Requested by Joby Aviation, Inc.

December 13, 2024 Page 17
Appendix A
List of Subsidiaries:
[***]

Structure Chart:
[***]

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the SEC pursuant to 17 C.F.R. § 200.83
Confidential Treatment Requested by Joby Aviation, Inc.